Prospectus Supplement No. 4	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated February 14, 2020	Registration No. 333-236334

Vertiv Holdings Co
270,238,621 Shares of Class A Common Stock
10,606,666 Warrants to Purchase Class A Common Stock
220,000 Units

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated February 14, 2020 (the “Prospectus”), related to: (1) the issuance by us of up to 33,533,303 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”) that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.50 per share of Class A common stock, including the public warrants and the private placement warrants (each as defined in the Prospectus); and (2) the offer and sale, from time to time, by the selling holders identified in the Prospectus, or their permitted transferees, of (i) up to 270,238,621 shares of Class A common stock, (ii) up to 10,606,666 warrants and (iii) up to 220,000 units (each as defined in the Prospectus), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on October 1, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock, warrants and units are traded on the New York Stock Exchange under the symbols “VRT,” “VRT WS” and “VERT.U,” respectively. On October 1, 2020, the closing price of our Class A common stock was $17.90 per share, the closing price of our warrants was $6.68 per share, and the closing price of our units was $19.00 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 20 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 1, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 1, 2020

VERTIV HOLDINGS CO
Exact name of registrant as specified in its charter

Delaware	001-38518	81-2376902
(State or other Jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1050 Dearborn Drive, Columbus, Ohio 43085
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: 614-888-0246

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and	VERT.U	New York Stock Exchange
one-third of one redeemable warrant to purchase one share of Class A common stock
Class A common stock, $0.0001 par value per share	VRT	New York Stock Exchange
Redeemable warrants to purchase Class A common stock	VRT WS	New York Stock Exchange

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

On October 1, 2020, Vertiv Holdings Co (the “Company”) announced that Scott Cripps, an experienced accounting and finance leader, joined the financial executive team as Chief Accounting Officer, effective immediately. Mr. Cripps will lead the global accounting organization and be responsible for advancing the Company’s accounting and internal financial controls. Mr. Cripps will report directly to the Company’s CFO, David Fallon.

Mr. Cripps brings more than 20 years of experience to the Company’s financial executive team. Before joining Vertiv, Cripps was with Owens Corning, a global leader in building and industrial materials, for nine years in roles of increasing responsibility—including serving as assistant controller, directing a variety of finance activities, and leading the organization’s Investor Relations function. His tenure with the company included a three-year international finance assignment in Europe. Earlier in his career, Cripps was with KPMG LLP for 11 years, working on behalf of public and private companies in the retail, manufacturing, consumer products, and technology sectors.

There are no arrangements or understandings between Mr. Cripps and any other persons pursuant to which he was selected as an officer. Mr. Cripps has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.
Mr. Cripps has no family relationships with any director, executive officer or person nominated or chosen by the Company to become a director or executive officer of the Company, and there are no transactions between Mr. Cripps and the Company that would be required to be reported under Item 404(d) of Regulation S-K.

Mr. Cripps will receive a base salary and an annual cash bonus opportunity equal to a percentage of his base salary for target-level achievement of performance criteria established under the Company’s Annual Incentive Plan. Mr. Cripps will be eligible to receive a discrete number of equity awards of the Company as approved by the Compensation Committee of the Board of Directors of the Company under the terms of the 2020 Stock Incentive Plan of Vertiv Holdings Co and its Affiliates and which shall vest and be governed by the relevant award agreements. Mr. Cripps will also be eligible for a market-competitive long term incentive award each year, subject to the approval of the Board of Directors of the Company; a discrete short term incentive package; participation in the Company’s 401(k) plan and benefits programs; relocation benefits pursuant to Company policy should he decide to relocate for his role; executive severance under the Company’s Employment Policy if his employment is involuntarily terminated for a reason other than “Cause” or if he terminates for “Good Reason” (as each is defined in the Company’s Executive Employment Policy in effect at such termination); and a lump sum cash termination payment under the Company’s Change of Control Plan upon occurrence of events specified therein. Mr. Cripps has also executed an agreement subjecting him to a confidentiality provision and one-year post-termination non-competition and non-solicitation covenants.

Item 9.01 (d) Financial Statements and Exhibits

Exhibit No.	Exhibit Description
99.1	Press release of Vertiv Holdings Co, dated October 1, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 1, 2020	Vertiv Holdings Co
/s/ Rob Johnson
Name: Rob Johnson
Title: Chief Executive Officer